Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280297

Prospectus Supplement
(To Prospectus Dated October 8, 2024)

CAPTIVISION INC.

Up to 30,301,058 Ordinary Shares

This Prospectus Supplement amends and supplements information contained in that certain Prospectus, dated October 8, 2024 (the “Prospectus”), relating to the resale from time to time of up to 30,301,058 ordinary shares, par value $0.0001 (“Ordinary Shares”), of Captivision Inc. by New Circle Principal Investments LLC, a Delaware limited liability company (“New Circle”) and Cohen and Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”). The Ordinary Shares included in the Prospectus consist of Ordinary Shares that we have issued or that we may, in our discretion, elect to issue and sell to New Circle from time to time after the date of the Prospectus pursuant to a share purchase agreement we entered into with New Circle on June 12, 2024 (the “Purchase Agreement”), in which New Circle has committed to purchase from us, at our discretion, up to $30,000,000 of Ordinary Shares, subject to the terms and conditions specified in the Purchase Agreement. In addition, the shares included in the Prospectus include 151,058 Ordinary Shares that we issued to New Circle as consideration for its commitment to purchase our Ordinary Shares pursuant to the Purchase Agreement (the “Commitment Shares”) and 150,000 Ordinary Shares that we issued to CCM in consideration for its role as placement agent in connection with the financing. The Company will not receive any proceeds from the sale of Ordinary Shares by the Selling Holders.

This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this Prospectus Supplement supersedes information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement but not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Form 6-K filed with the Securities and Exchange Commission on January 16, 2025, which is set forth below.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 20 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this Prospectus Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 16, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Results of Annual General Meeting

On January 10, 2025, Captivision Inc. (the “Company”) reconvened its annual general meeting of shareholders (the “Annual Meeting”) at 9:00 a.m. Central Time at the offices of Paul Hastings LLP, located at 600 Travis Street, Fifty-Eighth Floor, Houston, Texas 77002 and via live audio webcast at the following address https://www.virtualshareholdermeeting.com/CAPT2024. The Annual Meeting was originally convened on December 13, 2024, at 9:00 a.m. Central Time, adjourned to and reconvened on January 7, 2025, at 9:00 a.m. Central Time due to lack of quorum and further adjourned to January 10, 2025, at 9:00 a.m. Central Time due to lack of quorum.

At the close of business on November 13, 2024, the record date for determining the holders of ordinary shares of the Company (“Ordinary Shares”) entitled to receive notice and vote at the Annual Meeting, there were 32,369,512 Ordinary Shares issued and outstanding, each entitled to one vote. At the start of the Annual Meeting, there were present in person or by proxy shareholders holding 466,865 Ordinary Shares, representing 1.44% of the Ordinary Shares outstanding and entitled to vote at such meeting.

The Company’s Amended and Restated Memorandum and Articles of Association (the “Articles”) state that no business shall be transacted at any general meeting of shareholders unless a quorum is present. A quorum is holders of one-third of the Ordinary Shares outstanding present in person or by proxy and entitled to vote. As such, there was not a quorum present at the Annual Meeting. However, the Articles provide that if a quorum is not present within thirty minutes of the time appointed for such an adjourned meeting, then the shareholders present in person or by proxy shall constitute a quorum. At the end of such thirty minutes, a quorum was not present, and thereafter, the shareholders present in person or by proxy constituted a quorum for the Annual Meeting.

The final voting results for each resolution submitted to a vote of shareholders at the Annual Meeting are as follows:

1. Re-election of Directors

Mr. Hafeez Giwa and Ms. Jessica Thomas were re-elected to serve on the Board of Directors (the “Board”) of the Company, each to serve as a Class I director of the Company until the Company’s 2027 annual general meeting.

For	Against	Abstain	Broker Non-Vote
462,766	3,348	751	0

2. Ratification of Auditor

It was approved to ratify the appointment of UHY LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2024.

For	Against	Abstain
464,140	1,474	1,251

Resignation of Directors

On January 13, 2025, Michael B. Berman submitted his resignation as a member of the Board and as Chair of the Audit Committee of the Board, effective immediately. Mr. Berman’s resignation was not a result of any disagreement with the Company on any matter relating to the operations, policies or practices of the Company.

On January 15, 2025, Betty W. Liu submitted her resignation as a member of the Board and as Chair of the Compensation Committee of the Board, effective immediately. Ms. Liu’s resignation was not a result of any disagreement with the Company on any matter relating to the operations, policies or practices of the Company.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Chief Executive Officer

Date: January 16, 2025

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